## Tengasco, Inc. and Subsidiaries

### Consolidated Statements of Loss

| Years ended December 31, | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Revenues and other income** | | | |
| Oil and gas revenues | $ 6,013,374 | $ 6,040,872 | $ 5,437,723 |
| Pipeline transportation revenues | 92,599 | 163,393 | 259,677 |
| Interest Income | 3,501 | 985 | 3,078 |
| Total revenues and other income | 6,109,474 | 6,205,250 | 5,700,478 |
| **Costs and expenses** | | | |
| Production costs and taxes | 3,364,429 | 3,412,201 | 3,094,731 |
| Depreciation, depletion and amortization (Notes 4, 5 and 6) | 2,067,566 | 2,308,007 | 2,413,597 |
| General and administrative | 1,177,183 | 1,486,280 | 1,868,141 |
| Interest expense (Notes 9, 10 and 13) | 1,367,180 | 1,120,738 | 578,039 |
| Public relations | 35,347 | 31,183 | 193,229 |
| Professional fees | 779,180 | 549,503 | 707,296 |
| Loss on impairment of long-lived asset | - | 495,000 | - |
| Loss on sale of equipment, net | 107,744 | - | - |
| Total costs and expenses | 8,898,629 | 9,402,912 | 8,855,033 |
| Operating loss | (2,789,155) | (3,197,662) | (3,154,555) |
| Gain from extinguishment of debt (Note 16) | 336,820 | - | - |
| Gain on Preferred Stock (Note 9) | 458,310 | - | - |
| Net loss before Cumulative effects of a changes in accounting principle | (1,994,025) | (3,197,662) | (3,154,555) |
| Cumulative effect of a change in accounting principle (Note 10) | - | (351,204) | - |
| Cumulative effect of a change in accounting principle (Note 9) | - | 365,675 | - |
| **Net loss** | (1,994,025) | (3,183,191) | (3,154,555) |
| Dividends on preferred stock (Note 9) | - | (268,389) | (506,789) |
| Net loss attributable to common stockholders | $ (1,994,025) | $ (3,451,580) | $ (3,661,344) |
| **Net loss attributable to common stockholders per shares** | | | |
| Basic and diluted: | | | |
| Net loss attributable to common stockholders before cumulative effects of a changes in accounting principle | $ (0.05) | $ (0.29) | $ (0.33) |
| Cumulative effect of a change in accounting principle (Note 10) | - | (0.03) | - |
| Cumulative effect of a change in accounting principle (Note 9) | | 0.03 | - |
| Total | $ (0.05) | $ (0.29) | $ (0.33) |
| Weighted average shares outstanding | 40,855,972 | 11,956,135 | 11,062,436 |